CAMBIOR

COMMUNIQUÉ • COMMUNIQUÉ • COMMUNIQUÉ

PRESS RELEASE
FOR IMMEDIATE RELEASE

Longueuil, May 12, 2005
All amounts are expressed in US dollars, unless otherwise indicated.

CAMBIOR'S EXPLORATION UPDATE

Cambior is pleased to provide an update on the exploration results and a new resource estimate for the La Arena gold property in Peru and to announce the signing of a letter of intent with Azimut Exploration Inc. for the Eastmain property in northern Quebec.

LA ARENA – A 30% INCREASE IN RESOURCES

Cambior announces an increase in mineral resources at the La Arena property in Peru. Measured and indicated resources are now in excess of 23.8 million tonnes grading 0.70 g Au/t, representing 536,000 ounces of gold contained, a 30% increase over the previous estimate of 414,000 ounces of gold. The resource estimation was based on a gold price of $400 per ounce.

The La Arena property is located near the town of Huamachuco, 480 kilometres north of Lima, Peru. Geologically, it lies within a multi-million ounce gold district that includes the Alto Chicama, Tres Cruces, Shahuindo and Comarsa deposits. The epithermal style of mineralization is located within highly-fractured sandstones and related porphyry intrusions.

Rock Type	Measured & Indicated Resources			Inferred Resources		
	Tonnes	g Au/t	Ounces contained	Tonnes	g Au/t	Ounces contained
Sandstone	18,292,900	0.76	449,800	632,300	0.86	17,500
Porphyry	5,534,900	0.49	86,500	1,653,500	0.48	25,600
Total	**23,827,800**	**0.70**	**536,300**	**2,285,800**	**0.59**	**43,100**

Note: The parameters for the Whittle Pit were based on a gold price of $400/oz, a metallurgical recovery of oxides of 80%, an overall pit slope of 50° and a marginal cutoff grade of 0.25 g Au/t.

Oxide measured and indicated resources now total 23.8 million tonnes at 0.70 g Au/t for a gold inventory of 536,000 ounces contained in a pit totaling 40 million tonnes of material for a waste to ore ratio of 0.68. This is an increase of 78% in tonnage over the previously released measured and indicated resources of 13.8 million tonnes, and a 30% increase in ounces (536,000 ounces vs 414,000 ounces).

Measured oxide resources constitute approximately 65% of the combined measured and indicated categories and are mostly located in the Calaorco area where drilling was done on 50 m x 50 m pattern or closer. The grade has diminished by 30% to 0.70 g Au/t because a significant portion of the 2005 delineation drilling that took place on the lower grade extensions of the orebodies. The higher grade ore is now defined within more numerous but narrower zones. There is good potential to increase the resources in the nearby La Ramada sector and between the intrusive bodies of La Arena and El Alizar, where lineaments visible on satellite images suggest the juncture of NW- and NE-trending structural zones. The La Arena property also includes a minor amount of sulphide resources

that were not integrated into the current stated resources. No economic study has been done on these sulphide resources.

The resource estimate is based on results from 177 diamond drillholes totaling 26,500 metres since 1996, and over 4 kilometres of trenches. This new estimate includes 55 new holes (4,463 m) that were completed in 2004-05. Approximately 76% of the mineral resources identified to date are in the sandstones. Cambior will complete a pre-feasibility study based on open-pit mining and heap leaching of the bearing ore.

These new resources were re-estimated during the spring of 2005 under the supervision of Francis Clouston, P.Eng., Cambior Manager of Project Evaluations, in accordance with the Canadian Institute of Mining's "Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines" of 2003. Mr. Francis Clouston is a "Qualified Person" and has been employed by Cambior for 9 years.

Cambior has established an Analytical Quality Assurance Program to control and assure the analytical quality of assays in its gold exploration. This program includes the systematic addition of blank samples, field duplicates and certified standards to each batch of samples sent for analysis at commercial laboratories. Blank samples are used to check for possible contamination in laboratories, field duplicates quantify overall precision while certified standards determine the analytical accuracy. Samples were sent for assaying to ALS Chemex Laboratory in Lima, Peru, as a primary lab. Samples were assayed by fire-assay followed by atomic absorption or gravimetry according to industry standards. In addition, 10% of the pulps from the primary lab were sent to a second certified laboratory for analysis.

EL TORO

The El Toro deposit is located 15 kilometres northeast of the La Arena property. Mineralization is associated with oxidized, highly-fractured sediments and intrusives; it shows a similar style of mineralization to the La Arena property.

Structural controls oriented north-south and NW-SE are very significant and present throughout the mineralized zone. The gold anomaly on surface reaches 1.5 x 2.0 km. Work completed by Cambior in 2004 and 2005 includes detailed geological mapping, 1,700 metres of trenching, mapping, and sampling of 54 tunnels and 42 diamond drillholes (5,957 metres). A total of 92 drillholes (11,950 metres) have been drilled since 1995. Tunnel sampling shows high-grade results (up to 18 g Au/t over 1 metre) associated with narrow structures. An updated geological model is currently being completed and will result in the release of a resource estimate in the second quarter of 2005.

THE EASTMAIN PROPERTY – A NEW INITIATIVE

On April 26, 2005, Cambior signed a letter of intent with Azimut Exploration Inc. (Azimut) to earn up to 65% interest in the West Block of the **Eastmain Property**, which is currently held 100% by Azimut. This property is located in the James Bay region of Quebec, south of the Éleonore gold discovery made by Virginia Gold Mines Inc. last year.

The property is comprised of 167 claims totaling 88.63 km^2. The geologic setting is characterized by volcanics in contact with granitic intrusions. Multi-element geochemical anomalies indicate an exploration potential for gold. The Clearwater deposit, which lies approximately 20 kilometres to the north, contains indicated and inferred resources of 990,000 ounces of gold (4.1 million @ 7.72 g Au/t) according to a 2005 estimate by Eastmain Resources Inc. The West Block of the Eastmain property displays geological similarities with the Clearwater sector. Cambior can acquire 50% of Azimut's interest with payments totaling C $2.2 million over a period of five years. Cambior will be the operator. Upon acquiring a 50% interest, Cambior will have the option to gain an additional 15% interest by delivering a bankable feasibility study within a five-year period.

In addition, Cambior staked out approximately 400 claims covering 210 km^2 in the central part of the James Bay area (Opinaca-Eastmain sector). These claims cover a number of lake bottom gold-bearing or multi-element anomalies coinciding with localised volcanogenics surrounding intrusions and/or associated with significant deformation corridors. Geological work and geochemical sampling of the lake bottoms and the tills is being planned for the summer season.

Cambior Inc. is an international gold producer with operations, development projects and exploration activities throughout the Americas. Cambior's shares trade on the Toronto (TSX) and American (AMEX) stock exchanges under the symbol "CBJ". Cambior's warrants "CBJ.WT.C" and "CBJ.WT.D" trade on the TSX.

Cautionary Note to U.S. Investors -- The United States Securities and Exchange Commission (the "SEC") permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as "mineral resources", that the SEC guidelines strictly prohibit us from including in our filings with the SEC. U.S. investors are urged to consider closely the disclosure in Cambior's Annual Report on Form 40-F. A copy of the 2004 Form 40-F is available to shareholders, free of charge, upon written request addressed to the Investor Relations Department.

Caution Concerning Forward-Looking Statements

This press release contains certain "forward-looking statements", including, but not limited to, the statements regarding the Company's strategic plans, evolution of mineral resources and reserves, work programs, development plans and exploration budgets. Forward-looking statements express, as at the date of this press release, the Company's plans, estimates, forecasts, projections, expectations or beliefs as to future events and results. Forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements. Risks and uncertainties that could cause results or future events to differ materially from current expectations expressed or implied by the forward-looking statements include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks, risks associated with foreign operations, environmental risks and hazards, uncertainty as to calculation of mineral reserves and other risks referred to in Cambior's 2004 Annual Information Form filed with the Securities Commissions of all provinces in Canada, and with the United States Securities and Exchange Commission (under Form 40-F), as well as the Toronto Stock Exchange and the American Stock Exchange.

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For additional information, please contact:

CAMBIOR INC.
Robert LaVallière
Manager – Investor Relations and
Communications
Tel.:   (450) 677-2699
         1-866-554-0554
Fax: (450) 677-3382
E-mail: info@cambior.com
Website: www.cambior.com

PR-2005-08